January 30, 2006

United States
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3561
Attention: Pradip Bhaumik, Esq.

        Re: Xfone, Inc.
Registration Statement on Form SB-2
File No.: 333-129809

Dear Mr. Bhaumik:

On behalf of Xfone, Inc. (the “Company”), please find Amendment No. 2 to the Form SB-2. Our response letter has been numbered to coincide with the numbering in your comment letter of December 13, 2005.

1.
We have made revisions in the Registration Statement to address issues raised in your first comment letter of December 2, 2005 and your second comment letter of December 28, 2005. Specifically, the Company has revised the MD&A section to disclose everything in U.S. dollar figures, put all items in dollar figures (rather than just percentage of revenues) and added the business description for the I-55 entities which the Company has entered into agreements to acquire. See pages 4;19; F-59; F-60.

2.	The terms of the agreement with Crestview Capital Master LLC and the other co-investors (save for Laurus Master Fund, Ltd.) provided for an actual sale of common stock and warrants to the Purchasers and all conditions have been satisfied other than the effectiveness of the Registration Statement. The terms of the agreement with Laurus Master Fund, Ltd. provided for an actual sale of convertible note and warrants to the Purchaser and all conditions have been satisfied other than the effectiveness of the Registration Statement. The escrow agreement with respect to such financings merely provided for the funds to be disbursed according to certain instructions and relates to expenses that were payable out of the proceeds. As you will note, the Company recently filed an amendment to its preliminary proxy statement which eliminated the "ratification" of the past financings as such approval is not required under state law or the rules of the American Stock Exchange. Accordingly, we believe that such agreements are final and the investors have no ability to make further investment decisions after filig of the Registration Statement.

3.	As per your comment, we have revised our risk factor subheadings to state the specific nature of each risk and how it will affect the Company. Please note that many of the risk factors had been substantially revised in connection with the SEC’s review of Registration Statement No. 113020 declared effective in November 12, 2004. See pages 12; 13; 14.

4.	As you are aware, we are requesting shareholder approval of the new financing arrangement in accordance with AMEX rules. However, we respectfully have not added a risk factor regarding future priced securities as none of our offerings are variably priced securities tied to the market. All sales of equity were made on a fixed price basis as is the conversion price of the convertible note issued to Laurus Master Fund, Ltd.

5.
We agree with your comment and have added risk factor disclosure addressing the potential negative effect that such sales could have on the Company’s stock price, including the fact that such decline could lead other investors to engage in short sales of the Company’s Stock. See page 15. However, we would also like to reiterate that the Laurus note is convertible at a fixed price not tied to the market price and thus we believe has a less onerous effect on the stock price then if the Company had engaged in what we refer to as a “toxic financing” where the conversion price is tied to an discount to the ongoing market price.

6
The Company believes that the consummated transactions and the to be approved equity sale will be sufficient to fund the Company’s operations for the next 8 months and the Company has no current intention to offer additional convertible securities. Please note that only the Laurus financing provided for a convertible security.

7.	We have eliminated the “catchall” risk factor and believe that all material risks and uncertainties are now properly addressed in separate risk factors. See page 15.

8.	The figure was adjusted in our filing of Amendment #2 and is now correct. Counsel apologizes for the error in the first filing. See page 16.

9.	The Company has amended the filing to more specifically indicate the dollar amount intended for each purpose. See page 16.

10.
We have revised the MD&A (Liquidity & Capital Resources Portion) to quantify the total amount of the Company’s indebtedness and its debt service requirements for the next 12 months. The Company has not defaulted on any financial covenants in the past and believes that it has the ability to satisfy its debt repayment obligation in the future. The Company has no indebtedness that is overdue. See pages 29 and 30.

11.
We have revised the section to add the identity of the new investors (See pages 5; 30) to discuss the material terms of such contract. Please note that this was the subject of the Company’s Form 8-K filed on November 29, 2005. The Company has filed the contract as an exhibit to said Form 8-K. Please note that the arrangement is very similar to the Crestview financing and is at a fixed price not a floating conversion price. A material difference is that the additional financing is subject to the approval by the Company’s stockholders as per the rules of the American Stock Exchange.

12.	We have revised the disclosure to discuss the Company’s ability to pay cash instead of stock upon conversion of the Laurus note. See page 60.

13.	We have clarified the disclosure to indicate that the restriction limits either investor’s beneficial ownership of the Company to 19.99%. See page 60.

14.
Please note that the Laurus note converts at a fixed price of $3.48 per share and is not tied to the market price. Accordingly, we respectfully believe that the tabular chart would not be appropriate for this Registration Statement. Please note that it is counsel’s policy to add such a chart to all registration statements where the conversion price is tied to the market price on an ongoing basis. This is not the case with the Laurus note.

15.	We have expanded our description of the material terms of the transaction agreements to:

(a)
Provide a detailed disclosure of the terms of the agreement, identification of the investors and the issuances of shares under the agreements. We also have disclosed that Oberon Securities, LLC acted as our placement agent in the sale of such securities (See pages 1; 63 and the following referring to Oberon.  We refer to Oberon as a Finder/Consultant);

(b)
Provide a balanced discussion on the advantages and detriments as a result of the transactions including the potential dilutive effects (See pages 4; 5; and 15) of the transactions on current holders and the potential depressive effects on the market price. Please note that while the transactions will result in a dilution of the percentage of shares owned by current shareholders, the offerings are being made at a price, which is in excess of the net tangible book value per share and are accordingly economically accretive;

(c)	The investors have no securities whose exercise or conversion price is tied to the market price of the Company’s common stock; and
(d)
The investors have already entered into the agreements to purchase the securities underlying the agreements. With respect to the additional financing, shareholder approval is required for the issuance of the securities but the purchasers are otherwise irrevocably committed to purchase the shares. Please note that Management has sufficient voting control of the Company to approve the additional financing.

16.
We have identified all of the entities to whom the Company sold securities, as well as the total amount sold and dates of the sales. As disclosed, Oberon Securities, LLC acted as placement agent for the sales. See page 61.

17.
We understand your comment. All investors’ agreements contained provisions which prohibit the investors from engaging in creating short positions or similar hedges with the intent of delivering registered shares before the registration statement is effective.

18.	We have made the requested change. See page 69.

19.	All appendices to the agreement that the Company believes are material have been filed as part of the applicable exhibits. See revised Exhibits lists.

20.	The exhibits have been re-identified so that the investor can readily identify the parties and dates. See pages II-19; II-20; II-21.

21.	The filing has been revised to include the new undertaking. See page II-21.

22.
Alon Mualem, the Company’s Chief Financial Officer who signed the Registration Statement has now been identified as the Principal Accounting Officer. The majority of the Board has now signed the Registration Statement. See signature page II-23.

23.	We have filed a revised opinion as an exhibit, 23.3

If you desire any additional information to help your review please feel free to call me. As previously discussed, it is important for the Registration Statement to be declared effective as soon as possible as the Company faces potential "penalties" for failure to go effective.

Sincerely,

By:	/s/ Arthur S. Marcus, Esq.

Arthur S. Marcus, Esq.